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Exhibit (a)(5)(ii)

Kerr-McGee Announces Commencement of Tender Offer

        Oklahoma City, April 18, 2005—Kerr-McGee Corp. (NYSE: KMG) today announced that it is commencing the modified "Dutch Auction" tender offer for up to $4 billion of its common stock. The offer to purchase shares will expire on Wednesday, May 18, 2005, at midnight EDT, unless extended.

        In the tender offer, stockholders will have the opportunity to tender some or all of their shares at a price not less than $85 per share or more than $92 per share. Based on the number of shares tendered and the prices specified by the tendering stockholders, Kerr-McGee will determine the lowest per share price within the range that will enable the company to buy up to $4 billion of its common stock. If the number of shares tendered at or below the determined per share price totals more than $4 billion, Kerr-McGee will purchase shares tendered at or below the determined price on a pro rata basis, as will be specified in the offer to purchase that will be distributed to stockholders.

        All shares purchased by the company will be purchased at the same price, even if stockholders selected a lower price; however, the company will not purchase any shares tendered above the determined purchase price. If the tender is fully subscribed, $4 billion of common stock will be repurchased, representing 27.0% to 29.0% of the approximately 161.4 million shares outstanding as of March 31, 2005.

        This news release is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any shares. The full details of the tender offer, including complete instructions on how to tender shares, along with the letter of transmittal and related materials, are expected to be mailed to stockholders promptly. Stockholders should carefully read the offer to purchase, the letter of transmittal and other related materials when they are available because they will contain important information. Stockholders may obtain free copies, when available, of the Tender Offer Statement on Schedule TO, the offer to purchase and other documents that will be filed by Kerr-McGee with the U.S. Securities and Exchange Commission at the commission's website at www.sec.gov and on the company's website at www.kerr-mcgee.com. Stockholders also may obtain a copy of these documents, without charge, from Georgeson Shareholder Communications Inc., the information agent for the tender offer, toll free at 877-278-6310. Stockholders are urged to read these materials carefully prior to making any decision with respect to the tender offer.

        Kerr-McGee's board of directors has approved the tender offer. However, neither Kerr-McGee nor its board of directors nor the dealer managers make any recommendation to any stockholder whether to tender or refrain from tendering shares or as to the purchase price or prices at which stockholders may choose to tender their shares. Kerr-McGee's directors and executive officers have advised the company that they do not intend to tender shares pursuant to the tender offer.

        Kerr-McGee is an Oklahoma City-based energy and inorganic chemical company with worldwide operations and assets of more than $14 billion. For more information, visit the company's website at www.kerr-mcgee.com.

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Statements in this news release regarding the company's or management's intentions, beliefs or expectations, or that otherwise speak to future events, are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include those statements preceded by, followed by or that otherwise include the words "believes," "expects," "anticipates," "intends," "estimates," "projects," "target," "budget," "goal," "plans," "objective," "outlook," "should," or similar words. In addition, any statements regarding possible commerciality, development plans, capacity expansions, drilling of new wells, ultimate recoverability of reserves, future production rates, cash flows and changes in any of the foregoing are forward-looking statements. Future results and developments discussed in these statements may be affected by numerous factors and risks, such as the accuracy of the assumptions that underlie the statements, the success of the oil and gas exploration and production program, the price of oil and gas, drilling risks, uncertainties in interpreting engineering data, demand for consumer products for which Kerr-McGee supplies raw materials, the financial resources of competitors, changes in laws and regulations, the ability to respond to challenges in international markets (including changes in currency exchange rates), political or economic conditions in areas where Kerr-McGee operates, trade and regulatory matters, general economic conditions, and other factors and risks identified in the Risk Factors section of the company's Annual Report on Form 10-K and other U.S. Securities and Exchange Commission filings. Actual results and developments may differ materially from those expressed or implied in this news release.

Media Contact:	Debbie Schramm Direct: 405-270-2877 Pager: 888-734-8294 dschramm@kmg.com
Investor Contact:	Rick Buterbaugh Direct: 405-270-3561
05-21

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Kerr-McGee Announces Commencement of Tender Offer